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David Amselem <amselemd@gmail.com>

Shana Tova - Acceleration of conversion of the SAFE

David Amselem <david@bigvu.tv> Thu, Sep 29, 2022 at 10:11 AM
To: Olivier Resnik <olivier.resnik@intempo.ventures>, Yosef Bensadon <yosef.bensadon@intempo.ventures>, Jorge Bensadon <jbbelicha@gmail.com>, Dafna Shoham <Dafna@kadouchlaw.com>

I hope you are well. My best wishes of happiness, peace, health and success for you and your family.

BIGVU has navigated 2022 with caution. We have reduced monthly losses :
-$160k in January 2022 to -$20/30k month average for the last 3 months. We hope to get breakeven in October or November.

Still we are growing year over year for every quarter in 2022.

In 2022, we are launching multiple editing features powered by AI, making our app unique and more attractive to small business owners.

We need now to take our marketing efforts to the next level. We are launching a Community Round campaign on Wefunder - please check the campaign draft on https://wefunder.com/bigvu/ . Our objective is to raise up to $1m from our personal network, our community of users, and individuals already investing in the Wefunder platform.

In order to launch the campaign we need to convert the current SAFE that was about to convert automatically anyway on Dec 31st 2022.

The SAFE converts at a $13m pre-money valuation. We plan to launch the new round at somewhere around $18m/$20m (about 5x our ARR)

Please feel free to book a zoom call with me in case you want to get more info. https://calendly.com/amselemd/30min

Thanks

Please find enclosed the following docs :

1. Short Update about BIGVU in 2022
2. The documents for converting the SAFE only for your reference. (No need to do anything, we will send it shortly for signature on Docusign.

David Amselem
+ 972 587 42 11 15

3 attachments

G98709-V001 BigVu - Amendment and Consent to SAFEs - KLaw 220922.docx
47K

G65239-V011 Captable - post 2021-2022 SAFE - DRAFT - KLaw 220922.xlsx
21K

BIGVU Sept 28 2022 Report.pdf
4316K

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